DataMill Media Corp.
                         1205 Hillsboro Mile, Suite 203
                            Hillsboro Beach, FL 33062
                                 (954) 876-1181


                                   May 3, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Laura Nguyen, Esq.
           Attorney-Advisor
                and
           Sonia Bednarowski, Esq.
           Division of Corporation Finance

Re: Datamill Media Corp.
    Registration Statement on Form S-1, Amendment No. 4
    Filed on April 21, 2011
    File No. 333-172010

Dear Madam or Sir,

     This letter is in response to your verbal  comments to our attorney,  David
E. Wise, of May 3, 2011, regarding the above referenced matter ("Comments"). Datamill Media Corp. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comments (paraphrased) follow:

1. PLEASE RECONCILE WHAT THE COMPANY WILL BE ABLE TO DO AND NOT DO IF ONLY THE MINIMUM $20,000 IN OFFERING PROCEEDS ARE RAISED ON PAGES 4 AND 19 AND ELSEWHERE IN THE FILING.

     RESPONSE

     We have revised our filing to reconcile what we can and cannot do if we raise only the minimum $20,000 in offering proceeds in this offering on pages 4, 11, 15, 19 and 20.

2.   PLEASE  RECONCILE  THE  TIMELINES  ON PAGES 20 AND 21 AND  ELSEWHERE IN THE
     FILING.

     RESPONSE

     We have revised our filing to reconcile the timelines on pages 20 and 21 and elsewhere in our filing.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

SPECIAL NOTE: Our attorney, David Wise, will be in China from May 3-10, 2011. Mr. Wise may be reached via his Skype phone line, which is (210) 591-7740. You may also fax correspondence to him at (210) 579-1775, as the fax line goes into his computer, which he will have access to on his trip abroad.

Sincerely,



By: /s/ Vincent Beatty
   -----------------------------
   Vincent Beatty
   President